GeniusGroup

Genius Group Ltd
8 Amoy Street,
#01-01, Far East Square,
Singapore 049950

October 11, 2024

To: Gaurav Dama, interim CFO of Genius Group Limited

ADDENDUM TO EMPLOYMENT CONTRACT

This Addendum is made to the employment contract of Gaurav Dama, Senior Finance Manager of Genius Group Limited (hereinafter referred to as "Employee" or "Mr. Dama"), by and between Mr. Dama and Genius Group Limited (hereinafter referred to as the "Company").

WHEREAS, Mr. Dama has been appointed as Interim Chief Financial Officer (CFO) of Genius Group Limited;

NOW, THEREFORE, the parties hereto agree to amend Mr. Dama's employment contract as follows:

1. **Duties and Responsibilities** As the Interim CFO of Genius Group, you will report directly to the CEO. Your duties and responsibilities include:

- Lead all finance and accounting responsibilities across Genius Group and its subsidiary companies.
- Produce annual operations forecasting reports and strategy.
- Ensure financial and legal reporting and compliance of Genius Group as a publicly listed company.
- Manage the accounting, investor relations, legal, tax, and treasury departments.
- Oversee the financial operations of subsidiary companies and foreign operations.
- Manage any third parties to which accounting or finance functions have been outsourced.
- Oversee the company's transaction processing systems.
- Supervise acquisition due diligence and negotiate acquisitions.
- Monitor cash balances and cash forecasts.
- Participate in conference calls with the investment community.

- Present financial strategy recommendations to the CEO.
- Support the CEO on investor presentations and business development.
- Manage the systems integration of acquired companies into the group.
- Report to the Board and investors on group company performance.
- Participate in key decisions as a member of the executive management team.
- Maintain in-depth relations with all members of the management team.

2. **Compensation** In addition to your current remuneration, you will receive an additional monthly payment of USD 8,000 for your role as Interim CFO.

3. **Probation & Confirmation** You shall be on probation for this role for three months from the commencement date. The HR department will confirm your appointment upon successful completion of the probation period, subject to meeting pre-agreed performance expectations. The probation period may be extended if necessary based on your performance during this time.

Continued Effect of Original Contract Except as expressly modified by this Addendum, all other terms and conditions of your original employment contract shall remain in full force and effect.

Eva Mantziou DocuSigned by: Eva Mantziou 4911E989E75E4F4...

Chief of Staff and CHRO
Genius Group Ltd